UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to

Section 14(d)(4) of the Securities Exchange Act of 1934

UGC Europe, Inc.

(Name of Subject Company)

UGC Europe, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

90268P 10 2

(CUSIP Number of Class of Securities)

Jacques Manardo and John Risner

Special Committee of the Board of Directors

UGC Europe, Inc.

4643 South Ulster Street, Suite 1300

Denver, Colorado 80237

(303) 220-4204

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of Person Filing Statement)

With a copy to:

Ethan A. Klingsberg, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) of UGC Europe, Inc., a Delaware corporation (the “Company”), relates to the offer by Europe Acquisition, Inc. (the “Acquiror”), a Delaware corporation and a wholly-owned subsidiary of UnitedGlobalCom, Inc., a Delaware corporation (“United”), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share (the “Common Shares”), for nine shares of Class A common stock of United, par value $0.01 per share, upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 (registration number 333-109496) (the “Registration Statement”) filed by United with the Securities and Exchange Commission (the “Commission”) on October 6, 2003 (the “Prospectus”), and in the related letter of transmittal and any supplement thereto (which, together with the Prospectus, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in the Prospectus. This Schedule 14D-9 is being filed on behalf of the Company. Except for information relating to the activities of the Special Committee of the Company’s board of directors (as defined in Item 4 below), the information contained in this Schedule 14D-9 has been prepared by management of the Company, who for the most part is also the management of United. The Special Committee expects that it may become engaged in negotiations or discussions with representatives of United relating to the Offer following the publication of this Schedule 14D-9 and is in the process of arranging for the receipt of additional information from United. As such information is provided to and analyzed by the Special Committee and as such negotiations or discussions, if any, progress, the Special Committee will update this Schedule 14D-9 as appropriate.

Item 1. Subject Company Information.

The name of the subject company is UGC Europe, Inc., a Delaware corporation. The Company’s principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237 and the telephone number at that address is (303) 220-4204.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share. As of October 17, 2003, the Company had 49,985,101 Common Shares outstanding. As of October 17, 2003, United and its subsidiaries owned 33,374,089 Common Shares, which constitutes 66.75% of the outstanding Common Shares.

Item 2. Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and telephone number are set forth in Item 1 above.

This Schedule 14D-9 relates to the exchange offer disclosed in the Prospectus of United to exchange each outstanding Common Share for nine shares of United’s Class A common stock, upon the terms and subject to the conditions set forth in the Offer.

According to the Prospectus, United’s principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

With respect to all information described herein as contained in the Prospectus and the Offer, and all information concerning United, the Acquiror or their affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein (including in the Exhibits hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) United, the Acquiror or their respective executive officers, directors or affiliates.

Interests of the Company’s Executive Officers and Directors

Common Executive Officers and Directors. Certain of United’s executive officers and directors are also current or former executive officers or directors of the Company and United Pan-Europe Communications N.V., a subsidiary of the Company (“UPC”), whose relationships with the Company or its subsidiaries require disclosure in this Schedule 14D-9 under the rules and regulations of the Commission. These officers and executive directors include Gene W. Schneider, Michael T. Fries, Mark L. Schneider, Tina Wildes and John F. Riordan.

Gene Schneider serves as United’s Chairman of the Board and Chief Executive Officer, Chairman of the Board and Chief Executive Officer of the Company, and serves as Advisor to the Supervisory Board of UPC. Michael T. Fries is United’s President and Chief Operating Officer and serves on its board of directors. Mr. Fries is also President and Chief Operating Officer of the Company, serves on its board of directors, and also served on UPC’s Supervisory Board. Mark Schneider is a member of United’s board of directors. He also serves on the board of directors of the Company and as Chief Executive Officer of Chello Media, and served as the Chairman of UPC’s Board of Management from April 1997 until September 2001. Tina Wildes is a member of United’s board of directors, serves as a director of the Company, and served as a member of the Supervisory Board of UPC. John F. Riordan currently serves as the Chief Executive Officer of UPC Broadband, and formerly served on United’s board of directors. Mr. Riordan also serves on UPC’s Board of Management, and as President and Chief Executive Officer of UPC. For a more complete description of the business and backgrounds of these and other executive officers and directors of United and certain other affiliates, see “Schedule 1—Information Concerning Directors and Executive Officers” of United’s Prospectus.

None of the directors or executive officers of United who are also directors or executive officers of the Company have agreements with United in connection with their employment by United or service as an officer or director of the Company other than the expatriate compensation agreement between United and Mark Schneider. Under this agreement, United pays a housing allowance and cost of living adjustment to the base compensation of Mr. Schneider in connection with him working for United and the Company outside of the United States. The housing allowance and cost of living adjustment are determined by a third party valuation of the differences in housing and other living costs between the location of Mr. Schneider’s non-U.S. assignment and the U.S. city in which Mr. Schneider lived prior to this non-U.S. assignment.

Equity Incentive Plan. Officers and directors of the Company are eligible for awards under the Company’s Equity Incentive Plan. On October 7, 2003, the compensation committee of the Company awarded stock appreciation rights (“SARs”) under this plan to certain employees, officers and directors of the Company, including officers and directors who are also officers or directors of United. The SARs vest in five equal annual installments commencing on October 1, 2004 and expire ten years from the date of grant. The SARs can be settled in either cash or stock, at the compensation committee’s discretion. Pursuant to the terms of the plan, if the Company is merged with a subsidiary of United, the SARs will accelerate and vest immediately unless adequate provision is made for the existing SARs to be substituted, amended or assumed in a manner that, in the discretion of the compensation committee, is equitable and appropriate to make the new, substituted or assumed SARs as nearly as may be practicable, equivalent to the old SARs, taking into account, to the extent applicable, the kind and amount of securities for which stock of the Company may be exchanged in the merger.

Schneider Loan. In 1999, chello broadband N.V., a subsidiary of UPC (“chello broadband”), loaned Mr. Schneider €2,268,901 so that he could acquire certificates evidencing the economic value of stock options granted to Mr. Schneider in 1999 for chello broadband ordinary shares B. This recourse loan, which is due and payable upon the sale of the certificates or the expiration of the stock options, bears no interest. Interest, however, is imputed and the tax payable on the imputed interest is added to the principal amount of the loan. In

2000, Mr. Schneider exercised chello broadband options through the sale of the certificates acquired with the loan’s proceeds. Of the funds received, €823,824 was withheld for payment of the portion of the loan associated with the options exercised. The outstanding loan balance was €1,465,338 at December 31, 2002. In 2003, chello broadband adjusted the loan balance to reflect unvested certificates transferred to chello broadband as a result of Mr. Schneider’s resignation in 2001. The current outstanding loan balance is €381,112.

Transaction with Charles H. Bracken. UPC and Charlie Bracken are parties to an Executive Services Agreement described in Annex D of UPC’s Second Amended Disclosure Statement (the “Disclosure Statement”), under the heading “Item 11. Compensation—Agreements with Executive Officers,” on page D-11 thereto, a copy of which description is included in Exhibit (e)(2) attached hereto.

Indemnification of Directors and Officers. The Restated Certificate of Incorporation (the “Charter”) of the Company provides that, to the fullest extent permitted under the Delaware General Corporation Law, any director of the Company will not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director. The Charter and the Amended and Restated Bylaws (“Bylaws”) of the Company provide that the Company will, to the fullest extent permitted by applicable law, indemnify its directors, officers, employees and other agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director, officer, employee or agent of the Company. The Charter and Bylaws also provide that the Company will advance expenses (including attorneys’ fees) incurred by a director or officer of the Company in defending any action, suit or proceeding, subject to a repayment obligation in the event it is subsequently determined such person was not entitled to indemnification under the Charter or the Bylaws.

United’s Relationship with the Company; Reorganization of UPC; Relationship with Liberty

United’s Ownership of the Company. On September 3, 2003, the Company acquired more than 99.0% of the stock of, and became the successor issuer to, UPC, as a result of the consummation of UPC’s reorganization plan under Chapter 11 of the U.S. Bankruptcy Code, or “Chapter 11,” and insolvency proceedings under Dutch law. Upon the consummation of the reorganization plan, United became the holder of 66.75% of the Common Shares in exchange for the equity and indebtedness of UPC that United owned before the reorganization.

In July 1995, United and Philips Electronics N.V. contributed cable television assets and cash to UPC and operated UPC as a 50/50 joint venture. In December 1997, United and UPC acquired the Philips interest, and UPC became United’s wholly-owned indirect subsidiary. In February 1999, UPC concluded its initial public offering and United’s equity interest in UPC was reduced to 62.4%. While United’s equity interest was further reduced as UPC continued to issue additional shares of stock, United continued to hold a majority of UPC’s ordinary shares. In December 2000, United purchased $250 million of preferred stock and warrants of UPC as part of UPC’s $1.24 billion private offering of these securities.

In January 2002, United acquired from Liberty Media Corporation, its largest shareholder (“Liberty”), $1.4 billion and €263 million face amount of senior notes and senior discount notes issued by UPC, or the “Liberty UPC Bonds,” and exchangeable notes issued by UPC and one of its subsidiaries with an aggregate accreted value of $892 million, or the “Belmarken Notes.” United issued to Liberty 281.3 million shares of its Class C common stock in exchange for the Liberty UPC Bonds and Belmarken Notes. UPC and its subsidiary issued the Belmarken Notes to Liberty in May 2001 in exchange for $856.8 million in cash. Liberty acquired the Liberty UPC Bonds in a tender offer it completed in November 2001. Liberty acquired the Liberty UPC Bonds for aggregate consideration of $312.7 million and €44.7 million. In April 2003, United purchased from Liberty additional preferred stock and warrants of UPC in exchange for 426,360 shares of United’s Class A common stock.

UPC Reorganization. On February 1, 2002, UPC failed to make required interest payments on certain of its senior notes and senior discount notes. The failure to make those and subsequent payments constituted events of default under UPC’s governing indentures, constituted cross-defaults under UPC’s other indentures and gave rise to potential cross events of default under some of UPC’s credit facilities with commercial banks.

On February 1, 2002, UPC signed a non-binding agreement in principle with United to enter into negotiations with the holders of UPC’s senior notes and senior discount notes to attempt to reach agreement on a means to restructure UPC’s indebtedness. Beginning in March 2002, UPC met with United’s representatives and representatives of a steering committee representing the other holders of UPC’s senior notes and senior discount notes to discuss a process for, and terms of, a restructuring of those notes and the Belmarken Notes.

On September 30, 2002, UPC announced that it, United and the members of the noteholders steering committee had agreed on a reorganization plan for UPC. The reorganization plan provided for the elimination of UPC’s outstanding indebtedness evidenced by the Belmarken Notes, its senior notes and senior discount notes and its preferred stock in exchange for equity issued by a newly formed corporation, UGC Europe, Inc.

In order to effect the restructuring, on December 3, 2002, UPC filed a voluntary petition for relief under Chapter 11 with the United States Bankruptcy Court for the Southern District of New York, including a plan of reorganization. On that date UPC also commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed a proposed plan of compulsory composition with the Amsterdam Court. UPC submitted a revision to the reorganization plan in the United States Bankruptcy Court and to the plan of compulsory composition in the Dutch Bankruptcy Court on December 23, 2002, and a subsequent revision on January 7, 2003. The United States Bankruptcy Court confirmed the reorganization plan on February 20, 2003. The Dutch Bankruptcy Court ratified the plan of compulsory composition on March 13, 2003. Following appeals in the Dutch proceedings, the reorganization was completed on September 3, 2003, as provided in the pre-negotiated plan of reorganization.

Purchase of SBS Shares. In April 2003 United acquired UPC’s 21.0% in SBS Broadcasting S.A. for $107.2 million in cash. SBS Broadcasting creates, acquires, packages and distributes programming and other media content in many of United’s territories and elsewhere in Europe via commercial general entertainment television channels, radio stations and the Internet.

Company Ownership of United. The Company currently holds approximately 5.6 million shares of United’s Class A common stock, which currently represents approximately 5.0% of United’s outstanding Class A common stock.

UPC Transactions with Liberty. UPC’s transactions with Liberty relating to the Belmarken Notes, UPC’s senior notes and senior discount notes are summarized in the Disclosure Statement under the heading “Outstanding Securities of the Company—The Belmarken Notes” on pages 136 and 137 thereof, in Annex C to the Disclosure Statement, under the heading “Notes to Consolidated Financial Statements—Note 9. Long Term Debt Exchangeable Loan” on page C-F-38 thereto, and in Annex D to the Disclosure Statement under the heading “Item 13. Certain Relationships and Related Transactions—Relationship with United, UGC Holdings and Related Transactions” on pages D-21 and D-22 thereof, copies of which descriptions are included in Exhibit (e)(2) attached hereto.

Agreements between the Company and United. United and the Company are parties to a registration rights agreement, management services agreement and a non-compete agreement described on pages 160 and 161 of the Disclosure Statement under the heading “New UPC—Agreements with the UGC Group.” UGC Holdings and UPC are parties to substantially similar agreements and a secondment agreement, also described on pages 160 and 161 of the Disclosure Statement under the heading “New UPC—Agreements with the UGC Group” and in Annex D to the Disclosure Statement under the heading “Item 13. Certain Relationships and Related Transactions—Relationship with United, UGC Holdings and Related Transactions,” copies of which descriptions are included in Exhibit (e)(2) attached hereto.

Stockholders Agreement. On April 16, 2003, United entered into a Stockholders Agreement with the Company and certain of its stockholders that provides for certain “tag-along rights” with respect to collective transfers by United or its subsidiaries of the Company’s common stock. This Stockholders Agreement is described on pages 157 through 160 of the Disclosure Statement under the heading “New UPC—Stockholders Agreement” a copy of which description is included in Exhibit (e)(2) attached hereto.

Relationship Agreement between chello broadband and UGC Holdings. UGC Holdings and the Company’s subsidiary, chello broadband, are parties to a relationship agreement described in Annex D to the Disclosure Statement under the heading “Item 13. Certain Relationships and Related Transactions—Relationships with chello broadband,” on page D-23 thereto, a copy of which description is included in Exhibit (e)(2) attached hereto.

Transactions with Liberty

Liberty Purchase of Shares of United’s Class B Common Stock from Founding Shareholders. On August 18, 2003, certain of United’s founding stockholders, including Gene W. Schneider, Tina Wildes, various Schneider family trusts, and Liberty entered into a share exchange agreement, pursuant to which the founding stockholders agreed to exchange an aggregate 8,198,016 shares of United’s Class B common stock, representing all of the outstanding shares of United’s Class B common stock, for securities of Liberty and cash. Upon completion of this exchange, Liberty will own 75.8% of United’s common stock which represents 96.9% of the combined voting power of United’s common stock.

Upon closing of the share exchange agreement, the current standstill agreement between Liberty and United will be terminated. The current standstill agreement restricts the additional amount of United’s stock that Liberty can acquire and restricts the way Liberty can vote United’s stock. As a condition to the closing of this exchange, Liberty has agreed to enter into a new standstill agreement with United that will generally limit Liberty’s ownership of United’s common stock to 90% or less, unless Liberty makes an offer or effects another transaction to acquire all of United’s common stock. Except in the case of a short-form merger in which United’s stockholders are entitled to statutory appraisal rights, such offer or transaction must be approved by United’s independent directors or at a price at or above a fair value of United’s shares determined through an appraisal process. United’s board of directors has not yet approved the terms of this new standstill agreement.

Liberty Merger Transaction Loans. In January 2002, United closed a transaction with Liberty pursuant to which Liberty acquired a majority economic interest in United. We refer to this transaction as the “Liberty merger transaction.” When UGC Holdings issued shares of its Series E preferred stock in connection with the Liberty merger transaction, each of Curtis Rochelle, Albert M. Carollo, Gene W. Schneider and Mark L. Schneider delivered full-recourse promissory notes to UGC Holdings in the amount of $748,500 in partial payment of their subscriptions for the Series E preferred stock. The loans evidenced by these promissory notes bear interest at 6.5% per annum and are due and payable on demand on or after January 30, 2003, or on January 30, 2007 if no demand has by then been made. As of March 1, 2003, the aggregate outstanding balance of all these loans, including accrued interest, was $3,207,530. On May 14, 2002, these stockholders exchanged their shares in UGC Holdings for shares in United, giving United 100% control of UGC Holdings. Notwithstanding the exchange, the foregoing loans remain outstanding as of October 6, 2003.

Stockholder Agreements between Liberty and Certain Founders of United. At the closing of the Liberty merger transaction, Liberty, Liberty Global, Inc., together with their permitted transferees, or the “Liberty parties,” certain of United’s stockholders, or “founders,” including Gene W. Schneider, Mark L. Schneider, Tina Wildes, various Schneider family trusts, and United entered into a Stockholders Agreement. We refer to the founders, together with their permitted transferors, as the “founder parties.” The material terms of the Stockholders Agreement include the following:

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Limitations on Conversion. Until such time as the provisions of UGC Holdings’ indenture that require UGC Holdings to offer to repurchase the bonds issued thereunder upon a change of control of UGC Holdings are rendered inapplicable (either by redemption of the bonds, defeasance in accordance with the terms of the indenture, waiver or amendment) or such a change of control occurs, other than as a result of a breach of the standstill agreement by Liberty, the Liberty parties will not convert any shares of United’s Class C common stock into United’s Class A common stock if, after giving effect to the conversion, the Liberty parties would have more than 50.0% of the combined voting power of United’s Class A common stock and United’s Class B common stock outstanding or would have more voting power than United’s Class A common stock and United’s Class B common stock owned by the founder parties. This limitation on the Liberty parties’ right to convert (a) will terminate if the aggregate voting power of United’s shares of Class A common stock and Class B common stock beneficially owned by any person or group (other than a group that is controlled by certain of the founders and that consists solely of founders) exceeds either 50.0% of United’s total voting power or the voting power held by the founder parties and (b) will not apply to conversions made by the Liberty parties in connection with sale or hedging transactions or any related pledges of their shares.

•	Change of Control Covenants. Subject to specified exceptions for governmental licenses, United will not take or permit any action that would result in United being subject to any covenants restricting the ability of UGC Holdings, United or any of its affiliates to effect a change of control, other than such covenants contained in UGC Holdings’ indenture, unless any such change of control involving or caused by the action of any Liberty party (other than a transfer of control, if control were obtained, by a Liberty party to a third party) is exempted from the application and effects of any such restrictive covenants. United will not take or permit any action to extend or perpetuate the existing change of control covenants beyond the maturity date of the bonds issued under United’s outstanding indenture.

•	Rights of First Offer. Subject to specified exceptions, which are summarized below, no Liberty party may transfer any shares of United’s Class B or Class C common stock, or convert any such shares to United’s Class A common stock, unless it first offers the founders the opportunity to purchase the shares, and no founder party may transfer any shares of United’s Class B common stock, or convert any such shares to United’s Class A common stock, unless it first offers the Liberty parties the opportunity to purchase the shares. If either the Liberty parties or the founder parties decline to exercise their right of first offer, then the party proposing to transfer shares of United’s Class B or Class C common stock to a third party must convert the shares to United’s Class A common stock immediately prior to such transfer, unless, in the case of a proposed transfer by the founder parties, the number of shares being transferred by all founder parties to the same transferee represents at least a majority of all shares of United’s Class B common stock owned by the founder parties, their permitted transferees, and any other person that the founder parties have designated to purchase shares from the Liberty parties pursuant to the founder parties’ right of first offer. Prior to any event that permits the conversion of United’s Class C common stock into United’s Class B common stock, the number of shares that the Liberty parties may transfer to a third party, when taken together with the number of shares of United’s Class A common stock previously transferred to a third party following their conversion from United’s Class C common stock, shall not exceed the number of shares of United’s Class A common stock acquired after the closing of the Liberty merger transaction from parties other than United (including upon conversion of United’s Class C common stock) or the founder parties, plus the number of shares of United’s Class A common stock that the Liberty parties received in the Liberty merger transaction upon conversion of any of United’s Class A common stock of UGC Holdings acquired after December 3, 2001.

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Permitted Transfers. The Liberty parties and founder parties may transfer their shares of United’s Class B common stock and Class C common stock to permitted transferees without having to first offer them to any other party. The founder parties’ permitted transferees include other founders, family members and heirs of the founders and partnerships or trusts owned by or for the benefit of the founders. The Liberty parties’ permitted transferees include Liberty and any entity controlled by Liberty. The parties may pledge their shares of United’s Class B common stock in loan and hedging transactions; provided that the applicable pledgee does not become a registered holder of the shares and agrees to comply with the right of first offer provisions of the stockholders agreement, with shortened notice and exercise periods, in connection with any foreclosure on the pledged shares. Pledges of the founders’ shares that were in existence prior to May 25, 2001 are also allowed under the agreement. The stockholders agreement specifies some transactions that are not considered to be transfers for purposes of the agreement, and thus are generally not subject to the rights of first offer and other restrictions on transfer. Such transactions include: conversions of United’s Class C common stock to United’s Class B common stock or United’s Class B or Class C common stock to United’s Class A common stock, transfers pursuant to a tender or exchange offer approved by a majority of United’s board of directors, transfers by operation of law in connection with a merger, consolidation, statutory share exchange or similar transaction involving United, transfers pursuant to a liquidation approved by a majority of United’s board of directors and, in the case of Liberty, a transfer of (or control of) a Liberty party that results in voting securities representing at least a majority of the outstanding voting power of such party or any ultimate parent entity of such party or its successor being beneficially owned by persons who prior to such transaction were beneficial owners of a majority of the outstanding voting power of the outstanding voting securities of Liberty (or any publicly traded class of voting securities of Liberty designed to track a specified group of assets or businesses), or who are control persons of any combination of the foregoing, as long as such ultimate parent entity of such transferred party becomes a party to the stockholders agreement and the standstill agreement executed in connection with the stockholders agreement with the same rights and obligations as Liberty.

•	Tag-Along Rights. If the Liberty parties propose to transfer a majority of their shares of United’s Class B and Class C common stock to persons other than permitted transferees, and the founder parties do not purchase such shares, then the founder parties will be entitled to transfer a proportionate amount of their shares of United’s Class B common stock to the same purchaser on no less favorable terms. If the founder parties propose to transfer a majority of their shares of United’s Class B common stock to persons other than permitted transferees, and the Liberty parties do not purchase such shares, then the Liberty parties will be entitled to transfer a proportionate amount of their Class A, Class B and/or Class C common stock to the same purchaser on no less favorable terms.

•	Drag-Along Rights. If the founder parties propose to transfer a majority of their Class B common stock to an unaffiliated third party that is not a permitted transferee, and the Liberty parties do not purchase such shares, then the founder parties can require the Liberty parties to transfer to the same transferee on terms no less favorable than those on which the founder parties transfer their shares, at the election of the Liberty parties, either (i) all of their shares of United’s Class B and Class C common stock, (ii) all of their common stock or (iii) a proportionate amount of each class of United’s common stock that they own; provided that the Liberty parties will be required to transfer all of United’s common stock owned by them if, in connection with the proposed transfer by the founder parties, Gene W. Schneider, G. Schneider Holdings, Co., The Gene W. Schneider Family Trust, Mark L. Schneider and The MLS Family Partnership LLLP propose to transfer all shares of United’s common stock beneficially owned by them, which shares of common stock include shares of United’s Class B common stock representing at least 40% of the greater of the number of shares of United’s Class B common stock owned by them on the date of the stockholders agreement and the number of shares of UGC Holdings, Class B common stock owned by them on June 25, 2000.

•	Exchange of Shares. United will, on request, permit Liberty and its affiliates to exchange any shares of United’s Class A common stock owned by them for shares of United’s Class C common stock, or, following the conversion of United’s Class C common stock, United’s Class B common stock, on a one-for-one basis. United will, upon request and subject to applicable laws, permit Liberty and its affiliates to exchange any shares of capital stock of UPC, and any other affiliate of United (which shares were acquired from UPC or such affiliate), for shares of United’s Class C common stock or, following the conversion of the Class C common stock, Class B common stock.

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Termination. The tag-along provisions, the drag-along provisions and the limitations on the conversion of shares of United’s Class C common stock to shares of United’s Class A common stock terminate on June 25, 2010, unless the stockholders agreement is terminated earlier. The stockholders agreement will terminate as to any Liberty party or founder party the voting power of whose equity securities is reduced below 10% of the voting power of UGC Holdings such party held on June 25, 2000. The stockholders agreement will terminate in its entirety on the first to occur of (a) all of the founders and their permitted transferees or Gene W. Schneider and Mark L. Schneider and their permitted transferees (other than the other Founders) holding less than 40% of the greater of the number of shares of United’s Class B common stock owned by them on the date of the stockholders agreement and the number of shares of UGC Holdings, Class B common stock owned by them on June 25, 2000 (assuming for such purpose that any shares transferred by such persons to a Liberty party continue to be owned by such person) or (b) the transfer by the founder parties of a majority of their Class B common stock to one or more Liberty parties or one or more unaffiliated third parties.

Founders Agreement for UGC Holdings. At the closing of the Liberty merger transaction, certain founders, including Gene W. Schneider and Mark L. Schneider entered into a founders agreement that set forth the manner in which holders of UGC Holdings’ Class A common stock would select one-half of the members of UGC Holdings’ board of directors for so long as such stock remained outstanding. The founders agreement also regulated the voting of the Class A common stock on other matters, and put in place restrictions on the transfer of the Class A common stock. This agreement was terminated on May 14, 2002 in connection with the founders’ exchange of their shares in UGC Holdings for shares of United.

Founders Agreement for United. At the closing of the Liberty merger transaction, certain founders, including Gene W. Schneider and Mark L. Schneider, entered into an agreement that establishes certain rights and obligations among themselves as holders of United’s common stock. Founders who are parties to this agreement will vote for director nominees who are selected under the agreement’s terms, and are subject to first offer rights in the event they wish to transfer shares of United’s Class B common stock other than to permitted transferees. The agreement will terminate as to any founder when he and his permitted transferees together hold less than 10% of United’s Class B common stock they held as of the closing.

Liberty Loan to Gene W. Schneider Following Margin Calls. On December 9, 2002, Gene W. Schneider and G. Schneider Holdings, LLLP, a Colorado limited liability limited partnership of which Mr. Schneider is the general partner, prepaid loans with an aggregate principal amount of $5.1 million that were made on June 21, 2002 by Liberty to Mr. Schneider and Schneider Holdings. Liberty originally extended the loans following receipt by Mr. Schneider and Schneider Holdings of margin calls in connection with certain indebtedness with a commercial bank. The loans accrued interest at an annual rate of LIBOR plus 2.0% and were due and payable, including accrued interest, on December 20, 2002. The loans were secured by an aggregate of 4,286,728 shares of United’s Class B common stock.

Noncompetition and Nonsolicitation Agreements. Liberty has agreed that, in connection with the closing of the transactions contemplated by the Share Exchange Agreement, it will offer shares of its Series A common stock to Michael T. Fries, Mark L. Schneider, Ellen P. Spangler and Tina M. Wildes, in exchange for their agreement to sign a Noncompetition and Nonsolicitation Agreement. Under this arrangement, Mr. Fries and Mr. Schneider will each be offered 228,750 shares, Ms. Spangler will be offered 134,935 shares, and Ms. Wildes will be offered 134,934 shares of Liberty Series A common stock. Pursuant to the Noncompetition and Nonsolicitation Agreements, the executives will agree that while they are employed by United and for two years thereafter (but not longer than five years from the date of the Noncompetition and Nonsolicitation Agreement), they will not participate in the business of providing broadband communications services in competition with Liberty or its subsidiaries outside the United States or solicit, interfere with, or try to entice away from Liberty or its subsidiaries any of their suppliers, customers or employees. If any executive breaches the agreement, he or she could be obligated to return some or all of the shares of Liberty Class A common stock received when the agreement is signed.

In addition, in connection with the closing of the transactions contemplated by the Share Exchange Agreement, Liberty has agreed, subject to the approval of the Compensation Committee of United’s board of directors and subject to the consummation of the transactions contemplated by the Share Exchange Agreement, to use reasonable efforts, in its capacity as a stockholder, to cause United to comply with a proposed five-year Employment Agreement with Gene W. Schneider. Pursuant to the proposed Employment Agreement, Mr. Schneider would continue to serve as the non-executive Chairman of United’s board of directors for so long as requested by the board of directors, and would be subject to a five-year non-competition obligation (regardless of when his employment under the agreement is terminated). In exchange, Mr. Schneider would receive an annual base salary of not less than his current base salary, would be eligible to participate in all welfare benefit plans or programs covering senior executives of United generally, and would be entitled to receive certain additional fringe benefits with an aggregate value of not more than $50,000 per year.

Transactions with United

Company Loans Following Margin Calls. United has encouraged ownership of its common stock by its employee directors. In 2000 and 2001, as the price of UGC Holdings’ and UPC’s common stock declined along with the stock prices of other participants in United’s industry, certain third-party lenders issued margin calls to employee directors who had used their UGC Holdings or UPC common stock as collateral for personal loans. Sales of common stock in connection with these margin calls would have involved substantially all of the UGC Holdings and UPC common stock held by these directors. The UGC Holdings board of directors determined that it was in the best interest of UGC Holdings and its stockholders to make the loans described below so that the employee directors could retain their stock. The terms of the loans were based on a good faith assessment by the board of directors of UGC Holdings of the market value of the collateral at the time the loans were made. At the time of the loans, the shares subject to margin calls included all or a portion of 188,792 shares of UGC Holdings Class A common stock, 672,316 shares of UGC Holdings Class B common stock and 735,094 ordinary shares of UPC, representing approximately 1.0% of the outstanding Class A common stock of UGC Holdings (assuming the conversion of the Class B shares to Class A shares) and less than 1.0% of the outstanding ordinary shares of UPC, respectively. The UGC Holdings board of directors believed their approval of these loans would permit its employee directors to retain their shares. Except to the extent permitted by the Sarbanes-Oxley Act of 2002 and other applicable law, United will not make further loans or modify the terms of existing loans to United’s directors and executive officers.

Each loan to current employee directors was secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries (other than United Latin America, Inc.) to the borrower, and certain of the loans were also secured by an aggregate of 188,792 shares of Class A common stock and 672,316 shares of United’s Class B common stock held by the director borrowers. Such shares represent less than 1.0% of United’s outstanding Class A common stock (assuming the conversion of Class B shares to Class A shares). Initially the loans were recourse to the borrower; however, in April 2001, the UGC Holdings board of directors revised the loans to be non-recourse to the borrower, except to the extent of any pledged collateral. The loans bore interest at 90-day London Interbank Offer Rate, or “LIBOR”, plus either (i) 2.5% if the value of the collateral equals or exceeds 200% of the outstanding loan balance or (ii) 3.5%. The directors subject to margin calls recused themselves from the board of directors’ consideration of these transactions.

On January 22, 2003, United gave notice to two current employee directors of foreclosure on all of the collateral securing their loans, which loans had an outstanding balance on such date, including interest, of approximately $8.8 million. Such collateral included 861,108 shares of United’s Class A and B common stock with a value on such date of approximately $2.2 million and 999,138 vested options to purchase shares with a value of approximately $400,000. In addition, the collateral included 1,710,418 unvested options to purchase shares of United’s Class A common stock which were cancelled, of which 1,543,750 have an exercise price of $1.40, and the remainder has an exercise price above the current market price. The disinterested members of United’s board of directors have authorized United to pay such employee directors a bonus in the aggregate amount of approximately $1.7 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

Pursuant to the terms of various promissory notes, UGC Holdings loaned $186,941 on November 22, 2000, $205,376 on December 21, 2000 and $24,750 on June 25, 2001 to Michael T. Fries, and $668,069 on November

22, 2000, $450,221 on December 21, 2000, $275,000 on April 4, 2001, and $1,366,675 on June 25, 2001 to The Fries Family Partnership LLLP, a limited liability limited partnership, or the “Fries Partnership,” a partnership that benefits Mr. Fries and his family. Mr. Fries guaranteed the loans to the Fries Partnership. The loans were secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries (other than United Latin America, Inc.) to Mr. Fries, plus 6,000 shares of United’s Class A common stock owned by Mr. Fries and 140,792 shares of United’s Class A common stock and 91,580 shares of United’s Class B common stock owned by the Fries Partnership. The pledged shares represent less than 1.0% of United’s outstanding shares of Class A common stock (assuming the conversion of Class B shares to Class A shares).

On January 22, 2003, United gave notice to Mr. Fries of foreclosure on all of the collateral securing his loans and the Fries Partnership loans. At the time of foreclosure, on January 27, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $3,519,168 for Mr. Fries and the Fries Partnership and the market value of the collateral was $687,743. In addition, the collateral included 794,792 unvested options to purchase shares of United’s Class A common stock which were cancelled, of which 771,875 had an exercise price of $1.40, and the remainder had an exercise price above the current market price. The disinterested members of United’s board of directors authorized United to pay Mr. Fries a bonus in the aggregate amount of approximately $1.2 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

UGC Holdings loaned an aggregate of $1,441,667 to Mark L. Schneider, until August 2001. These loans were secured by certain outstanding stock options and phantom options issued by United and its subsidiaries to Mr. Schneider, plus 42,000 shares of United’s Class A common stock and 170,736 shares of United’s Class B common stock. The pledged shares represent less than 1.0% of United’s outstanding Class A common stock (assuming the conversion of Class B shares to Class A shares).

On January 22, 2003, United gave notice to Mr. Schneider of foreclosure on all of the collateral securing his loans. At the time of foreclosure, on January 28, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $1,619,600 and the market value of the collateral was $570,448. In addition, the collateral included 915,626 unvested options to purchase shares of United’s Class A common stock which were cancelled, of which 771,875 have an exercise price of $1.40, and the remainder has an exercise price above the current market price. The disinterested members of United’s board of directors authorized United to pay Mr. Schneider a bonus in the aggregate amount of approximately $0.5 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

UGC Holdings loaned an aggregate of $3,265,904 to The MLS Family Partnership LLLP, a partnership that benefits Mark L. Schneider and his family. A trust serves as the general partner of the MLS Partnership, and Gene W. Schneider and John F. Riordan serve as trustees of the trust. Mark L. Schneider guaranteed the loans to the MLS Partnership. These loans were secured by certain outstanding stock options and phantom options issued by United and its subsidiaries to Mr. Schneider, plus 410,000 shares of United’s Class B common stock. The pledged shares represent less than 1.0% of United’s outstanding Class A common stock (assuming the conversion of Class B shares to Class A shares).

On January 22, 2003, United gave notice to the MLS Partnership and Mark L. Schneider, as guarantor, of foreclosure on all the collateral securing the MLS Partnership loans. At the time of the foreclosure on January 28, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $3,668,988 and the market value of the collateral was $963,500.

Gene W. Schneider Transaction. In 2001, UGC Holdings’ Board of Directors approved a “split-dollar” policy on the lives of Gene W. Schneider and his wife, Louise Schneider, for $30 million. UGC Holdings has agreed to pay an annual premium of approximately $1.8 million for this policy, which has a roll-out period of approximately 15 years. UGC Holdings’ Board of Directors believed that this policy was a reasonable addition to Mr. Schneider’s compensation package in view of his many years of service to the company. The Gene W. Schneider 2001 Trust is the sole owner and beneficiary of the policy, but has assigned to UGC Holdings policy benefits in the amount of premiums paid by UGC Holdings. The Trust will contribute to UGC Holdings an amount equal to the annual economic benefit provided by the policy. The trustees of the Trust are Mark Schneider, Tina Wildes and Carla Shankle. Upon termination of the policy, UGC Holdings will recoup the premiums that it has paid. The obligation of UGC Holdings to pay the premiums due on the policy will terminate upon the death of both insureds, on the lapse of the roll-out period, or at such time as the Trust fails to make its contribution to UGC Holdings for the premiums due on the policy.

Tina M. Wildes Transaction. On October 1, 2000, Tina M. Wildes resigned from UGC Holdings. She and UGC Holdings then entered into a one-year consulting agreement pursuant to which she would provide advice on human resource matters, including stock option grants and expatriate contracts, development matters and investment opportunities. She also agreed to attend meetings of the UGC Holdings Board of Directors and the UPC Supervisory Board. UGC Holdings engaged Ms. Wildes on the basis of her prior experience with the company and in the telecommunications industry. The consulting agreement provided for payment of a consulting fee to Ms. Wildes of $15,000 per month, which was her salary immediately prior to her resignation. In addition, all stock options previously awarded to Ms. Wildes continued to vest in accordance with their terms. Also, for the period October 1, 2000 to January 31, 2001, UGC Holdings paid the monthly premium amount for a whole life policy on the life of Ms. Wildes for an aggregate of $3,064. Upon the expiration of the consulting agreement on October 1, 2001, Ms. Wildes rejoined UGC Holdings as Senior Vice President of Business Administration at an annual salary of $150,000.

John F. Riordan Loans. Since the issuance of the loans, one director borrower, John F. Riordan, has resigned from United’s board of directors. Pursuant to the terms of four promissory notes, UGC Holdings loaned Mr. Riordan $4,000,000 on November 22, 2000, $1,200,000 on January 29, 2001, and $3,500,000 on April 4, 2001. At the time of his resignation on November 21, 2002, Mr. Riordan was also a member of UPC’s board of management and UPC’s President and Chief Executive Officer, and the outstanding balance of his loans, including accrued interest, was $9,660,883. These loans were secured by stock options and phantom options issued by United and its subsidiaries to Mr. Riordan, plus 735,094 ordinary shares of UPC. As of November 22, 2002, the market value of all such collateral was $29,404. The loans to Mr. Riordan have been extended to July 22, 2003, at which time such dates were again extended to November 19, 2003, pending further review of certain tax and other issues. These loans are described in Annex D to the Disclosure Statement, under the heading “Item 13. Certain Relationships and Related Transactions—Executive Officer Transactions,” on page D-19 thereto, a copy of which description is included in Exhibit (e)(2) attached hereto.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors

At a meeting held on October 18, 2003, the Special Committee determined, after careful consideration, including a thorough review of the Offer with the Special Committee’s financial and legal advisors, that the Offer is not in the best interests of holders of Common Shares, other than United and its affiliates. Accordingly, the Special Committee recommends that holders of Common Shares reject the Offer and not tender their Common Shares pursuant to the Offer.

A press release communicating the Board’s recommendations is filed as Exhibit (a)(2)(i) hereto and is incorporated herein by reference.

(b)(i) Background of the Offer; Contacts with United

On Sunday, October 5, 2003, Michael Fries, the President and Chief Operating Officer of United and the Company, contacted Jacques Manardo and John Risner, in their capacities as independent members of the Company’s board, to inform them that (1) United intended to issue a press release disclosing to the public the Offer and its material terms and (2) the Company intended to form a special committee to consider the Offer and communicate with the Company’s stockholders concerning it. On Monday, October 6, 2003, United issued that press release. The following is the text of a letter received by these two directors on October 5, 2003 from Gene W. Schneider, the Chairman and Chief Executive Officer of United and the Company, summarizing the Offer:

Independent Directors

UGC Europe, Inc.

Amsterdam, Netherlands

Gentlemen:

We plan to announce on Monday, October 6, an offer to acquire all shares of UGC Europe that are not owned by us in exchange for 9.0 shares of our Class A common stock for each share of UGC Europe common stock. Based on the closing price of United common stock on October 3, 2003, the offer represents a 9.8% premium to the closing price of UGC Europe stock on that date. The offer is subject only to customary conditions, including the conditions discussed below, and will be made in accordance with the rules of the Securities and Exchange Commission (the SEC).

We are making the offer directly to holders of UGC Europe common stock. We believe that they will find the offer beneficial when they consider the factors that we describe in this letter and the prospectus that we will file with the SEC on the date of announcement.

Having UGC Europe as our wholly-owned subsidiary will facilitate capital raising and funding of UGC Europe by us. Because UGC Europe is a significant part of our assets, holders of UGC Europe stock will continue to benefit from its growth as stockholders of UnitedGlobalCom. If the exchange offer and merger described below are successful, stockholders of both our companies will have a larger public float, and, we believe, a more liquid security than UGC Europe holders have now.

We have included a non-waivable condition in the offer that precludes us from closing the exchange offer unless at least a majority of the UGC Europe shares not owned by us and our affiliates accept our exchange offer. If we acquire enough shares so that we own 90% of the outstanding shares following the offer, we intend to complete promptly a short form merger on the same terms as our exchange offer so that UGC Europe will become our wholly owned subsidiary. Stockholders who do not want our shares in the merger may exercise dissenter’s rights.

Delaware law does not require that we negotiate with the UGC Europe board or reach any agreement with the board concerning the offer; however, under the federal securities laws the UGC Europe board will be required to consider the offer and communicate with the UGC Europe stockholders concerning it. our directors and officers who sit on UGC Europe’s board will act in favor of establishing a special committee of the UGC Europe board authorized to take the actions required by such federal securities laws.

A copy of our press release announcing the offer is attached to this letter.

Sincerely,

/s/ GENE W. SCHNEIDER

Gene W. Schneider,

Chairman and Chief Executive Officer

In response to United’s letter and the commencement of the Offer on October 6, 2003, the Company’s board of directors held a telephonic meeting on the morning of October 7, 2003. At the meeting, the board discussed the advisability of appointing a special committee of independent directors to evaluate, negotiate and formulate a response to the Offer. After discussion, the board reached a consensus that it would appoint a special committee (the “Special Committee”) consisting of Jacques Manardo and John Risner. Messrs. Manardo and Risner were the only two directors of the Company who were neither employees of the Company nor current or former employees or directors of United. In determining the independence of Messrs. Manardo and Risner, the board took into account Mr. Risner’s ownership of 800 Common Shares and Mr. Manardo’s position as a consultant and former employee with Deloitte & Touche (“Deloitte”) and considered that, although Deloitte is not the Company’s auditor, the Company retains Deloitte for certain non-audit work in the Netherlands. The board concluded that these factors would not impair the ability of Messrs. Manardo and Risner to exercise independent business judgment with respect to the Offer and unanimously authorized the Special Committee to review the Offer, engage financial advisors and independent legal counsel at the expense of the Company, formulate the board’s recommendation to be filed on Schedule 14D-9 with the Commission and do all things necessary and related to these tasks.

On October 6, 2003, Mr. Risner attempted to contact a law firm concerning its possible retention as legal advisor to the Special Committee. On October 7, 2003, Mr. Risner made contact with this law firm, but such law firm informed him that it could not represent the Special Committee due to a potential conflict of interest. The Special Committee then contacted several other law firms to discuss the possibility of their representing the Special Committee and also had contacts with two investment banking firms about their serving as financial advisors to the Special Committee. On October 8, 2003, Mr. Risner spoke with a representative of Cleary, Gottlieb, Steen & Hamilton (“Cleary, Gottlieb”) and interviewed him for purposes of representing the Special Committee. After evaluating Cleary, Gottlieb’s qualifications and considering that Cleary, Gottlieb had not represented Liberty, United, the Company or any of their respective affiliates, the Special Committee retained Cleary, Gottlieb as its legal counsel.

On October 9, 2003, the Special Committee met with its legal counsel to discuss the terms of the Offer, the fiduciary duties of the Special Committee members under Delaware law, the federal securities laws requirements applicable to the Offer, the Special Committee members’ initial reactions to the Offer and the substance of communications they had received from holders of Common Shares, a proposed timetable for completing the Special Committee’s work prior to the filing of the Schedule 14D-9 and the scope of the authority delegated to the Special Committee. The Special Committee and its legal counsel discussed the advisability of requesting that the Company’s board clarify the grant of authority given to the Special Committee to include the ability to negotiate the Offer and, if advisable, adopt defensive measures on behalf of the Company or to negotiate with third parties concerning alternative transactions.

The Special Committee and its legal counsel also discussed the selection of an investment banking firm to provide financial advice to the Special Committee in connection with its evaluation and negotiation of the Offer. They also discussed the advisability of issuing a “stop, look and listen” press release announcing the formation of the Special Committee and the selection of its legal and financial advisors once a financial advisor was retained. The Special Committee informed its legal counsel that it considered the two investment banking firms that contacted the Special Committee earlier to have conflicts of interests that would impair their ability to provide independent financial advice. The Special Committee then contacted three other reputable investment banking firms. After speaking with these firms, the Special Committee decided that one such firm was also conflicted.

The Special Committee then had discussions with representatives of the two remaining firms, reviewed the written materials and fee proposals provided by each of them and decided to retain Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor. The Special Committee chose Goldman Sachs because of, among other things, its international reputation, its extensive experience and expertise in the industries in which United and the Company operate, its expertise in advising in mergers and acquisitions transactions, especially subsidiary buyouts, its knowledge of United and the Company and its insights into the Offer. Prior to selecting its independent financial advisor, the Special Committee also considered Goldman Sachs’ historical banking and advisory relationships with Liberty, United and the Company, including Goldman Sachs’ valuation work for Liberty in July 2003, its involvement in four securities offerings of United in 1999 and 1998, and its substantial representation of UPC, the Company’s predecessor entity, in acquisitions and securities transactions through 2001. After considering whether any of those relationships would affect Goldman Sachs’ independence, the Special Committee concluded that such relationships would not impair Goldman Sachs’ ability to advise on the appropriateness of the Offer from the perspective of the holders of the Common Shares, other than United and its affiliates.

On October 10, 2003, the Special Committee met with its legal and financial advisors to consider the Offer. Goldman Sachs and the Special Committee negotiated the terms of the engagement letter, including the fees to be received by Goldman Sachs, over the next two days, and an engagement letter among Goldman Sachs, the Company and the Special Committee was finalized and executed on October 12, 2003.

Also on October 10, 2003, the Special Committee’s legal counsel contacted Ellen P. Spangler, the general counsel and a director of both United and the Company, to amend the nature and breadth of the Special Committee’s purpose, power and authority. In particular, the legal counsel asked to revise the initial board resolutions establishing the Special Committee to grant the Special Committee: (1) the power to negotiate, to “respond” (which, the Special Committee understood, would include the right to adopt defensive measures on behalf of the Company in response to the Offer), to communicate with third parties and to sign documents, (2) authority to take actions in connection with any proposals that may replace the Offer, (3) fees in the amount of $30,000 per month for each member of the Special Committee and (4) indemnification and advancement of expenses with respect to any threatened or actual claims, actions or investigations arising in connection with each member’s Special Committee activities. Ms. Spangler responded by acceding to all the requests except the power to “respond” (which would have included the adoption of defensive measures). In addition, she proposed a $60,000 cap on the amount of fees to be received by each Special Committee member. After further discussion, on October 12, 2003, Ms. Spangler proposed, and the Special Committee accepted her proposal for, fees in the amount of $50,000 for the first month of service and $10,000 for each subsequent month of service. After considering that the Company’s public stockholders were likely to consist largely of a relatively small number of sophisticated institutional investors to whom the Special Committee should be able to convey recommendations and information effectively, taking into account the majority of the minority tender condition of the Offer, and advice that, in similar unsolicited exchange and tender offers by controlling stockholders, special committees had been able to negotiate and function effectively without the right to adopt stockholder rights plans or similar antitakeover defenses, the Special Committee determined that the authorization by the Company’s board, as renegotiated with Ms. Spangler, would be adequate to fulfill its fiduciary responsibilities to the Company’s stockholders.

On October 13, 2003, the Company issued a “stop, look and listen” press release announcing the formation of the Special Committee and advising the Company’s stockholders not to take any action in response to the Offer until the Special Committee made its recommendation to the Company’s stockholders. The press release also announced the retention of Goldman Sachs as the Special Committee’s financial advisor and Cleary, Gottlieb as its legal counsel.

Also on October 13, 2003, Goldman Sachs began its financial review of the Company, which included a review of public and non-public documents relating to the Company, including historical and projected financial and operating information provided by the Company.

On October 14, 2003, the Special Committee retained Morris, Nichols, Arsht & Tunnell as its Delaware counsel. The Special Committee also met telephonically with representatives of Cleary, Gottlieb and Goldman Sachs to review developments regarding the Offer. At that meeting, Goldman Sachs updated the Special Committee as to the market’s response to the Offer and the status of Goldman Sachs’ financial review. The Special Committee also received advice from Cleary, Gottlieb regarding applicable federal securities law and Delaware corporate law. The Special Committee and its legal and financial advisors then discussed the timetable for the Special Committee’s response and decided to meet again telephonically on October 16, 2003.

On October 16, 2003, Ms. Spangler informed legal counsel to the Special Committee that the revised board resolutions authorizing the expanded authority of the Special Committee as negotiated on October 10 and October 12 had been adopted by unanimous written consent.

On October 16, 2003, the Special Committee met telephonically with representatives of Cleary, Gottlieb and Goldman Sachs to discuss developments with respect to the Offer. Goldman Sachs updated the Special Committee as to the market’s response to the Offer and the Special Committee and its advisors discussed the disclosure requirements with respect to this Schedule 14D-9 arising under federal securities laws and Delaware corporate law. Afterwards, the Special Committee and representatives of Cleary, Gottlieb and Goldman Sachs met telephonically with Charlie Bracken, Chief Financial Officer of the Company, to review the Company’s budget forecasts for the period ending 2006.

Also on October 16, 2003, Michael Fries telephoned Mr. Risner and they discussed the status of the 10 ¾% Notes issued by UGC Holdings in 1998, which United continues to hold, and Mr. Fries provided comfort that there would not be any negative tax consequences for United in connection with these Notes. Mr. Fries and Mr. Risner also discussed the non-Company assets held by United, and Mr. Fries offered to provide additional information pertaining to these assets. On October 17, 2003, Cleary, Gottlieb and Goldman Sachs followed up on this offer by contacting Jim Clark, Vice President of Operations at United, to request the information pertaining to United’s non-Company assets that Michael Fries had previously offered to the Special Committee for review. On October 19, 2003, United delivered their information. The Special Committee expects that there will be additional requests for information relating to the non-Company assets of United and that the Special Committee may become engaged in negotiations or discussions with representatives of United relating to the Offer following the publication of this Schedule 14D-9. As such information is provided to and analyzed by the Special Committee and as such negotiations or discussions, if any, progress, the Special Committee will update this Schedule 14D-9 as appropriate.

On October 18, 2003, the Special Committee met with representatives of Cleary, Gottlieb and Goldman Sachs. At that meeting, Goldman Sachs discussed the market’s response to the Offer and made a presentation that included an analysis of precedent transactions and financial data. Also at that meeting, Cleary, Gottlieb advised the Special Committee of its fiduciary duties under Delaware corporate law and discussed the applicable federal securities law. The Special Committee and its legal and financial advisors then reviewed a draft of this Schedule 14D-9. On the morning of October 20, 2003, the Special Committee met with Cleary, Gottlieb and Goldman Sachs for a final review of this Schedule 14D-9 and to discuss its initial reactions to the informational materials about the non-Company assets of United delivered by United to the Special Committee on October 19, 2003 in response to the request by Cleary, Gottlieb and Goldman Sachs on October 17, to Jim Clark of United. The Special Committee intends to make additional information requests to United. After considering the information and matters outlined in this Schedule 14D-9, the Special Committee resolved that the Offer was not in the best interests of the stockholders of the Company, other than United and its affiliates, and resolved to make the recommendation described above.

(b)(ii) Reasons for the Recommendation by the Special Committee

In reaching its determination and recommendation, the Special Committee considered numerous factors in consultation with its legal and financial advisors, including, but not limited to, the following:

Timing of the Offer, limited trading history, limited progress on strategic plan. The Special Committee considered that the Company had only emerged from bankruptcy and commenced public trading of its common stock on September 4, 2003. Due to this limited trading history prior to the announcement of the Offer, the current market price for the Company’s common stock may not fully reflect the intrinsic value of the Company. Moreover, the Company has not yet had a chance to implement its long-term strategic plan.

Loss of pure play focus. The Special Committee considered:

•	the focused nature of the Company’s assets, which are all centered in Europe,

•	the different risk profile of an investment in United, which includes, in addition to the Company, investments in Latin America and Australia and in European broadcasting assets,

•	the possibility that Liberty may cause United to dispose of its assets other than the Company and that United has stated on Page II-2 of its Prospectus that it is continuing to evaluate each of its Latin American assets and the potential for rationalizing these assets in the context of an over-all global strategy,

•	the limited potential for synergies between the Company’s operations and the operations of United’s subsidiaries other than the Company, and

•	the uncertainties relating to the plans of Liberty for United.

Negotiation history of UPC bankruptcy proceedings. The Special Committee considered that, on three separate occasions during the negotiations that led to the emergence of the Company from bankruptcy, the unaffiliated creditors (who became the minority public stockholders) of the Company were offered and expressly rejected the opportunity to convert their debt into capital stock of United. In addition, the Special Committee considered that the governance structure of the Company was adopted as a result of these negotiations.

Net asset value. The Special Committee took into account the market value of United’s Class A common stock relative to United’s net asset value based on United’s presentation to investors on September 9, 2003, which is available on United’s website (www.unitedglobal.com).

Implied trading premium. The Special Committee considered that, at the time of the public announcement of the Offer on October 6, 2003, the consideration offered in the Offer represented only a 9.8% implied trading premium to the closing price of the Company’s common stock on the Nasdaq National Market on October 3, 2003, the business day immediately prior to the date of the announcement of the Offer. On each day since the public announcement of the Offer on October 6, 2003, the consideration offered in the Offer has represented a negative implied trading premium to the closing price of the Company’s common stock on the Nasdaq National Market.

Financial and business information. The Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of the Company and, to the extent publicly available, of United, including potential risks involved in achieving those prospects and objectives (such as those risk factors described in United’s Prospectus beginning on page I-12), and current and expected conditions in the global economy and in the industries in which the Company and United operate. The Special Committee also considered that it was in the process of arranging for the receipt of additional information from United, as well as the Commission’s ongoing review of the resale registration statement filed by United on Form S-1, including the documents incorporated by reference therein.

Governance. The Special Committee considered differences between the governance structures of United and the Company relevant to minority stockholders. These factors are described more fully in United’s Prospectus, United’s preliminary prospectus contained in the resale registration statement filed with the Commission on Form S-1 by United (as most recently amended on September 26, 2003) and the exhibits to United’s filings with the Commission. The Special Committee also considered that the governance structure of the Company was adopted as a result of negotiations in connection with the Company’s emergence from bankruptcy to address the interest of the unaffiliated creditors (who became the public minority stockholders) of the Company in protecting what they viewed as a pure play investment in the Company’s assets and not in other assets of United and other affiliates of Liberty.

•

Significant reduction in minority stockholder voting power. Each outstanding share of capital stock of the Company is entitled to one vote. In contrast, United has a high vote – low vote structure. The Class A common stock that United has offered in the Offer entitles each holder to one vote per share, while the Class B and C common stock of United entitle each holder to ten votes per share. If the Offer and the merger were consummated, the former minority stockholders of the Company would go from holding 33.25% of the Company’s voting power to only 4.4% of the total voting power of all classes of

United common stock on a combined basis (assuming Liberty does not exercise its preemptive right to acquire additional stock of United as described below).

•	Absence of preemptive rights. As minority stockholders of United, the former minority stockholders of the Company would have no preemptive rights. In contrast, the Company’s stockholders currently enjoy preemptive rights, until September 3, 2007, in respect of the first Euro 1.5 billion of securities (including convertible securities) issued by the Company after September 3, 2003 for cash or in exchange for assets acquired from parties that hold 40% or more of the Company’s common stock.

•	Absence of specified unaffiliated directors with veto rights. Under the Company’s restated and amended certificate of incorporation and by-laws, the board of directors must appoint a “related-party transactions committee” that includes the two Class III directors, neither of whom is affiliated with United. Most related-party transactions with a value in excess of $10 million per year must be approved by four of the five members of this committee. This requirement effectively gives these two Class III directors, who are also the two members of the Special Committee, the ability to veto these transactions (although this veto may be overridden if a majority of the Company directors submit the matter to a vote of the Company’s stockholders and a majority of the Company’s stockholders, including a majority of the stockholders other than United and its affiliates, casting votes with respect to such matter, approve the transactions). The selection of these two Class III directors was endorsed by the unaffiliated creditors (who became the minority public stockholders) of the Company in connection with the emergence of the Company from bankruptcy. In addition, the organizational documents of the Company provide that the term of these Class III directors lasts until 2006 and that these two directors cannot be removed without cause. The Special Committee also took into account the general protections that arise from United’s being subject to principles of Delaware law and Nasdaq Marketplace Rules governing related-party transactions and to Sarbanes-Oxley Act provisions and Nasdaq Marketplace Rules requiring that the audit committee of United generally consist of independent directors. These general principles and Rules, together with the organizational documents of United, do not assure the presence of these two specified unaffiliated directors with the above-described veto rights as recently negotiated in connection with the emergence of the Company from bankruptcy. The Special Committee also considered that, under the proposed amendments to the Nasdaq Marketplace Rules, United and the Company would be entitled to take advantage of the “Controlled Company” exception to the proposed new requirements that independent directors constitute a majority of the board of directors and that Nasdaq-listed issuers have independent compensation and nominating committees.

•	Control of United by Liberty. The Special Committee considered the voting power and rights that Liberty would have at United after the completion of the Offer and the merger. The Special Committee also considered the effects of the share exchange agreement between Liberty and specified founding stockholders of United, which, according to United’s filings with the Commission, is expected to close before December 31, 2003.

•	Rights of Liberty at United before the share exchange. The Special Committee considered, among other factors, the following factors relevant to the rights of Liberty at United after completion of the Offer and the merger, but before the consummation of the share exchange between Liberty and specified founding stockholders of United:

•	Liberty would beneficially own 54.0% of all classes of United’s outstanding common stock and 90.8% of United’s outstanding voting power.

•	Liberty would have the right to elect four out of the 12 directors of United.

•	As the only holder of United’s Class C common stock, Liberty would benefit from a number of rights and protections reserved to United’s Class C stockholders, including the right of the directors elected by the Class C stockholders to veto extraordinary dispositions, acquisitions, issuances and other actions.

•	Liberty would be subject to a standstill agreement with United and specified founding stockholders of United that:

•	in the event of the issuance of new shares of Class A common stock by United, including in connection with the Offer and the merger, would provide Liberty with the option to subscribe to additional newly issued shares of Class A common stock of United sufficient to permit Liberty and its affiliates to maintain their ownership percentage of the outstanding common stock of United. Liberty has not waived this right. The exercise price for the preemptive rights would be based on the fair market value of the Company’s common stock exchanged for the newly issued shares of Class A common stock of United in the Offer and the merger. If Liberty exercises these preemptive rights in connection with the issuance by United of Class A common stock in the Offer and the merger, then (before the consummation of the share exchange with the specified founding stockholders) the former minority holders of the Company’s common stock would be diluted down from 26.4% to 15.3% of all classes of common stock of United and Liberty would hold 73.4% of all classes of common stock of United and 91.2% of the total voting power of United;

•	limits the ability of Liberty to acquire additional shares of United capital stock; and

•	requires Liberty to vote its shares as recommended by United’s board or in the same proportion as the other stockholders of United unless the directors elected by the Class C stockholders would have a veto right over the subject matter of the vote.

•	Liberty and these founding stockholders have the right to terminate this existing standstill agreement by mutual agreement. The consent of the board of directors of United is not required for the termination of this standstill agreement.

•	Effect of the share exchange agreement between Liberty and the founding stockholders of United. On August 18, 2003, Liberty and certain of United’s founding stockholders entered into a share exchange agreement. Upon the consummation of this agreement, Liberty would acquire all of the outstanding shares of Class B common stock of United and the existing standstill agreement between United and Liberty would terminate. In its public filings with the Commission, United has indicated that it expects this share exchange transaction to close before December 31, 2003. Liberty and these founding stockholders may walk away from their agreement before the consummation of the share exchange only if they mutually agree to do so or if the closing conditions are neither satisfied nor waived by either December 31, 2003 or, upon the election of either party in the case of closing conditions relating to regulatory and litigation matters, March 31, 2003. In addition, these parties may elect to amend or modify the share exchange agreement by mutual agreement at any time. Upon consummation of this share exchange transaction:

•	Liberty would control sufficient voting power, without the vote of any other stockholder, to determine the outcome of any action presented to a vote of United’s stockholders, including the approval of extraordinary corporate transactions and amendments to United’s restated certificate of incorporation and bylaws.

•	Liberty would immediately control the appointment of two-thirds of the board of directors of United. In addition, Liberty would control the voting power necessary to amend the organizational documents of United in such a manner that would assure control by Liberty over the appointment of the entire board of directors of United.

The share exchange agreement also provides for the termination of the existing standstill agreement and contemplates the execution of a new standstill agreement upon the completion of the share exchange transaction. The form of standstill agreement included in the share exchange agreement provides that Liberty will not increase its ownership percentage of the outstanding common stock of United beyond 90% without effecting a short-form merger or an alternative transaction to acquire the remaining shares. However, the effectiveness and contents of any new standstill agreement are subject to further agreement among Liberty, these founding stockholders of United and the board of directors of United. There is no assurance that there will be a new standstill agreement. Moreover, these founding stockholders may elect to proceed with the completion of the share exchange transaction with Liberty without the existence of any new standstill agreement.

United’s reservation of the right to waive the 90% condition and not consummate a back-end merger. The Special Committee considered the potentially coercive effect of United’s reservation of the right to waive the 90% condition and not consummate a back-end merger following completion of the Offer. If the 90% condition is not met, United will not hold enough shares to consummate a short-form merger, under which the remaining stockholders of the Company would receive the same consideration for their shares as other stockholders in the Offer. If United were to waive the 90% condition and not consummate a back-end merger, holders who did not tender their shares could be left with illiquid shares that may be de-listed and the price of these shares could be adversely affected. The Special Committee also considered the statement by United in its Offer that if the 90% condition is satisfied, then United intends to effect a short-form merger to acquire the Common Shares that had not been tendered in the Offer for the same consideration per Common Share as in the Offer.

Strategic alternatives. The Special Committee took into account that United currently owns 66.75% of the Company and recognized that any alternative transaction was likely to be impossible without the consent of United. In addition, to the Special Committee’s knowledge, no third party other than United has made any proposal to purchase most or all of the publicly-held shares of the Company as a single block, including during the time since the announcement of the Offer on October 6, 2003. The Special Committee also took into account a statement by United that it would not be interested in exploring a sale of its equity holding in the Company.

The Special Committee considered the possibility that Liberty may determine in the future to sell its interest in United and its interest in the Company, as well as the possibility of other reconfigurations of the direct and indirect holdings of United and the Company. The Special Committee also considered the possibility that Liberty may attempt to take United private by buying out the publicly held stock of United that Liberty does not already control. Liberty is not expected to own at least 90% of each class of voting stock of United after the Offer and merger and therefore would not be able to effect a subsidiary buyout of United through a short-form merger. Accordingly, any subsidiary buyout of United would most likely have to be effected by Liberty only after a special committee process and/or the satisfaction of a majority of the minority condition.

Entire fairness would be required to effect a merger if 90% condition is not met. The Special Committee took into account that, based upon United’s present 66.75% ownership of the Company, a merger proposed by United or its affiliates to acquire the remaining equity of the Company would require the approval of the Company’s board of directors and would require United to demonstrate the “entire fairness” of the transaction, unless certain procedural safeguards were utilized that would allow that evidentiary burden to be shifted. In contrast, the Offer or another tender or exchange offer not involving the participation of the Company’s board of directors may not be subject to the same level of judicial scrutiny. If United and its affiliates own in excess of 90% of each class of stock of the Company, United would be able to acquire the remaining equity of the Company pursuant to a “short-form” merger under Section 253 of the Delaware General Corporation Law. United has indicated it may not pursue effecting a merger in the event it owns less than 90% of the Company after completion of the Offer.

Majority of the minority condition. The Special Committee considered that, even if United waives the 90% condition, the Offer will still be conditioned on there being validly tendered and not withdrawn at least a majority of the Common Shares that are not owned by Liberty, United, their affiliates or the respective executive officers and directors of Liberty, United, their affiliates and the Company.

Fixed exchange ratio. The Special Committee also considered that the exchange ratio in the Offer is fixed and, therefore, contains no price protection mechanism. As a result, fluctuations in the trading price of United’s

Class A common stock prior to the completion of the Offer will directly affect the value of the consideration offered in the Offer.

Communications from company stockholders. The Special Committee considered communications received by the Special Committee and its financial advisors from Company stockholders or persons purporting to represent Company stockholders.

Other conditions of the Offer. The Special Committee considered that the Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. Among the broad conditions, which are described more fully beginning on page II-11 of United’s Prospectus, are:

•	any pending private action seeking material damages;

•	any fact that might result in a diminution of the value of the Common Shares;

•	any outbreak or escalation of hostilities involving the United States or any country where the Company or any of its subsidiaries conducts business, including any material worsening of the existing conditions in Liberia, Afghanistan or Iraq;

•	any limitation (whether or not mandatory) by any governmental authority on extensions of credit by banks; and

•	the occurrence of any of a list of specified actions by the Company even if a consequence of the control of the Company by United, in its capacity as the majority stockholder of the Company, or by the board of directors of the Company, the majority of which is affiliated with United.

Appraisal rights. The Special Committee considered that, if the Offer is consummated and the short-form merger occurs, stockholders who do not tender their stock will have the right to dissent from the merger and to demand appraisal of the fair value of their shares under the Delaware General Corporation Law. The Special Committee considered the absence of appraisal rights in connection with the Offer and the possibility that the 90% condition would not be satisfied, United might waive this condition, and a back-end merger might not be consummated.

Likely effect on market prices of the Company’s common stock if the Offer is withdrawn or the minimum tender condition is not satisfied. The Special Committee considered the possible trading prices of the Company’s common stock if United were to withdraw its Offer or if the minimum tender condition is not satisfied. The Special Committee concluded that the trading value of the Company’s common stock may decline from current levels as a result of the withdrawal or failure of the minimum tender condition. The Special Committee understood that, if United decided to discontinue its Offer, the Company would continue to be a publicly held corporation, and United may seek to engage in open-market or privately negotiated share purchases to increase its ownership to at least 90% of the outstanding shares of the Company’s common stock, which would enable United to effect a merger without the vote of any other Company stockholder. The Special Committee further noted that any such purchases by United or the consideration to be received by the Company’s non-United stockholders in any such merger may reflect an implied value of less than the implied value resulting from the 9 to 1 exchange ratio.

Possible negative tax consequences. The Special Committee considered that the exchange offer and merger could have negative tax consequences for the Company and its stockholders.

•	United intends to treat the Offer and the merger as taxable transactions. The potential effect of this tax treatment on certain stockholders of the Company is discussed commencing on page II-21 of United’s Prospectus.

•	In addition, the Special Committee considered that, upon completion of the Offer and the merger, the Company would file with United as part of a consolidated group for U.S. federal income tax purposes and, in view of United’s prior overall foreign loss history, the Company’s ability to qualify for foreign tax credits could be adversely effected. This consideration is described on page I-12 of United’s Prospectus.

Potential overhang. The Special Committee considered that United has disclosed in its filings with the Commission that there may be a potential adverse impact on the market price of United’s Class A common stock as a result of future public sales under the resale registration statement that United has recently filed with the Commission to permit the sale to the public of over 10.7 million shares of United’s Class A common stock held by executive officers, founding stockholders and other selling stockholders. If the share exchange agreement with Liberty is not consummated, then the Class B stockholders that are parties to that agreement may elect to convert their Class B common stock into Class A common stock of United and sell large amounts of Class A common stock to the public under the resale registration statement. United has disclosed in the preliminary prospectus contained in the resale registrations statement that these conversions and dispositions may adversely impact the market price of United’s Class A common stock.

Related-party transactions committee. The Special Committee considered the possible relevance to the Offer and any subsequent back-end merger of the requirement in the Company’s Bylaws that four of the five members of a “related party transactions committee” approve the entrance by the Company into certain related party transactions unless the transaction has a value of under $10 million or is approved by the holders of a majority of the outstanding Common Shares, including a majority of the Common Shares held by unaffiliated holders, casting votes with respect to such transaction. In addition, as described above under “Governance”, two of the members of the related party transaction committee are the two members of the Special Committee. In particular, the Special Committee considered the following:

•	Approval by the related-party transactions committee would not be required with respect to the Offer because the Offer had been made by United directly to the Company’s stockholders and therefore would not constitute a transaction into which the Company could enter or be a party. Similarly, the taking of a position by the Special Committee with respect to the Offer should not constitute a transaction entered into by the Company.

•	Approval of the related-party transactions committee would probably be required in the event United held less than 90% of each class of the Company’s voting stock following the completion of the Offer and subsequently elected to use a back-end “long-form” merger to acquire the remaining Class A common stock of the Company that it did not already own. However, the Special Committee concluded that it would make little practical difference if such approval were required, because Delaware law is generally understood to require that a controlling stockholder’s acquisition of its subsidiary by a long-form merger include, among other protections for the benefit of the minority stockholders, a special committee process and/or a stockholder vote in which the requisite majority must include a majority of the votes cast by the unaffiliated stockholders.

•	It would be questionable whether approval of the related-party transactions committee would be required in the event United held at least 90% of the Company’s common stock following acceptance of the Offer and subsequently elected to effect a back-end “short-form” merger under Section 253 of the Delaware General Corporation Law (which requires the approval of neither the board of directors nor the stockholders of the Company). Delaware law emphasizes the unilateral nature of a controlling stockholder’s implementation of a short-form merger and suggests that there would be no transaction into which the Company could enter or be a party. Moreover, even if it were assumed that approval of the related-party transactions committee would be required with respect to a back-end short-form merger, this would likely make little practical difference given that (i) United has stated in its public filings that it would effect such a short-form merger on the same terms as the Offer and (ii) the independent directors on the related-party transactions committee would likely approve the back-end short form merger because the failure to do so would leave any remaining holders of the Company’s Class A common stock with a highly illiquid security that United, as the Company’s controlling stockholder, may otherwise cause to be de-listed and deregistered.

In light of these and other considerations, and after consulting with its legal and financial advisors with respect to these considerations, the Special Committee determined that the Offer is not in the best interests of holders of Common Shares, other than United and its affiliates. Accordingly, the Special Committee recommends that holders of Common Shares reject the Offer and not tender their Common Shares pursuant to the Offer.

The foregoing discussion of the information and factors that the Special Committee considered is not intended to be exhaustive. The Special Committee did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Special Committee viewed its determinations and recommendations as being based on the totality of the information presented to and considered by the Special Committee. In addition, one member of the Special Committee may have given different weights to different factors than the other member.

(c) Intent to Tender.

To the best knowledge of the Company after reasonable inquiry, Gene W. Schneider, Michael T. Fries, John F. Riordan and John P. Cole, Jr. of the Company’s executive officers, directors, affiliates or subsidiaries presently intend to tender all of their Common Shares owned of record or beneficially in connection with the Offer, and Mark Schneider has indicated that he may tender his Common Shares owned of record or beneficially in connection with the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Special Committee. Messrs. Manardo and Risner, directors of the Company, are each being paid a fee for serving as members of the Special Committee consisting of $50,000 for the first month of service and $10,000 for each subsequent month of service.

Goldman Sachs. The Special Committee has retained Goldman Sachs as its financial advisor in connection with the Offer. Pursuant to the terms of Goldman Sachs’ engagement, the Company has agreed to pay Goldman Sachs a fee for its services of up to $5 million, (a) $1 million of which was payable upon execution of the engagement letter with Goldman Sachs, (b) $2 million of which will be payable in two equal installments on November 15, 2003 and December 31, 2003, unless (i) United’s proposal is withdrawn and not promptly replaced, (ii) the Offer is completed or abandoned or (iii) a definitive agreement regarding the acquisition of the Common Shares is executed by the Company with United or another third party (each, a “Triggering Event”), in which case such $2 million in fees will be paid upon the occurrence of such Triggering Event, and (c) $2 million of which is payable, if a Triggering Event has not occurred on or prior to November 15, 2003, upon the first occurrence of a Triggering Event after November 15, 2003. In addition, the Company will pay $500,000 upon delivery of any opinion by Goldman Sachs, which fees are to be offset against any fees payable under clause (c) above. Under no circumstances will the aggregate fees paid to Goldman Sachs for periods, opinions or Triggering Events prior to February 15, 2004 exceed $5 million. If no Triggering Event has occurred prior to February 15, 2004, the Special Committee and Goldman Sachs will determine a mutually agreeable monthly fee and opinion fee. The Company also has agreed to reimburse Goldman Sachs for reasonable expenses upon request and upon consummation of a contemplated transaction or the termination of Goldman Sachs engagement, including the reasonable fees of legal counsel retained by Goldman Sachs, and to indemnify Goldman Sachs and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Goldman Sachs engagement. Goldman Sachs and its affiliates have in the past provided, and in the future may provide, investment banking and financial services to Liberty, United and the Company unrelated to the Offer, and Goldman Sachs has received, and would expect to receive, compensation for such services. Goldman Sachs and its affiliates, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. In addition, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of their trading, investment management, financing and brokerage activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of Liberty, United and the Company for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

At this time, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as set forth in the table below, neither the Company, nor to the best of its knowledge, any of its executive officers, directors, affiliates or subsidiaries have purchased or sold any Common Shares during the past 60 days. All such Common Shares beneficially owned and purchased during the past 60 days by any of the persons described in the table below were acquired in connection with the UPC reorganization.

The following table sets forth (i) the Common Shares acquired in connection with the UPC reorganization as of September 3, 2003 and (ii) any purchases or sales of Common Shares during the past 60 days other than in connection with the UPC reorganization.

Filing Person(s)	Common Shares Acquired in UPC Restructuring (1)		Other Securities Transactions For Past 60 Days	Percent of Total Shares (%)
UnitedGlobalCom, Inc.	33,374,089	(2)	—(3)	66.75%
UGC/SPCo.	56,452	(4)	—(3)	*
Gene W. Schneider	167	(5)	—(3)	*
Mark L. Schneider	162	(6)	—(3)	*
John P. Cole, Jr.	26		—(3)	*
Michael T. Fries	16	(7)	—(3)	*
John F. Riordan	1,330	(8)	—(3)	*
John Risner			800(9)	*

*	Less than 1%

(1)	Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the Commission.

(2)	Includes 23,956,679 shares held by United directly and 9,417,410 shares held by wholly-owned subsidiaries of United, including 56,452 shares held by UGC/SPCo.

(3)	All of the Common Shares are deemed received on September 3, 2003, pursuant to the UPC reorganization.

(4)	Shares held by UGC/SPCo. are beneficially owned by United.

(5)	Includes 108 shares owned by Gene W. Schneider, 5 shares owned by Gene W. Schneider’s spouse, and 54 shares owned by the Gene W. Schneider Family Trust, for which Gene W. Schneider serves as a trustee and in which he has a beneficial interest.

(6)	Includes 108 shares owned by Mark L. Schneider and, 54 shares owned by the Gene W. Schneider Family Trust, for which Mark L. Schneider serves as a trustee and in which he has a beneficial interest.

(7)	These 16 shares are beneficially owned by Mr. Fries’ spouse.

(8)	Includes 7 shares beneficially owned by John F. Riordan’s spouse.

(9)	Mr. Risner acquired these shares in four open-market purchases on September 3, 2003 in the amounts and for prices as follows: 300 shares at $61.40, 100 shares at $61.25, 200 shares at $61.68 and 200 shares at $61.24.

Item 7. Purposes of the Transaction and Plans or Proposals.

1. Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to: (1) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

2. Except as described in Item 3 or 4(a) or (b) above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in the occurrence of one or more of the events referred to in Item 7(1) above.

Item 8. Additional Information.

1. Certain Legal Matters and Regulatory Approvals.

Except for the Commission’s declaring the Registration Statement effective and except for the announcement by United that it will not complete the Offer prior to the approval by a special meeting of its stockholders of the issuance of United’s Class A common stock in the Offer after the distribution of a definitive proxy statement in accordance with the proxy rules under the federal securities and the NASD rules (as more fully described on page II-12 of United’s Prospectus and in the proxy statement on Schedule 14A filed by United relating to this special meeting), the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for consummation of the Offer or United’s ownership of the Common Shares acquired pursuant to the Offer.

2. Section 203.

As permitted under the Delaware General Corporation Law, the Company has in its certificate of incorporation exempted itself from the applicability of Section 203 of the Delaware General Corporation Law, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

3. Merger.

Under Section 253 of the Delaware General Corporation Law, if the Acquiror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Shares, the Acquiror will be able to effect a short-form merger of the Company with and into a subsidiary of the Acquiror without a vote of the Company’s stockholders.

According to the Prospectus, the minimum tender condition of at least 90% of the outstanding Common Shares is a waivable condition. If the Acquiror does not acquire at least 90% of the Common Shares, under Section 251 of the Delaware General Corporation Law, a vote of the Company’s stockholders would be required to adopt and approve a merger agreement, if any, with a subsidiary of United. In that event, the Company would also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company would be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

4. Appraisal Rights.

Under the Delaware General Corporation Law, the Company’s stockholders do not have appraisal rights in connection with the Offer. If, notwithstanding the Special Committee’s recommendation against the Offer, the Offer is successfully completed and the Acquiror meets the 90% minimum tender condition and subsequently effects a short-term merger of the Company with and into a subsidiary of the Acquiror, stockholders who (a) do not tender their Common Shares in the Offer and hold Common Shares at the effective date of the merger, (b) do not wish to accept the consideration provided for in the merger, and (c) comply with the procedures provided for in Section 262 of the Delaware General Corporation Law will be entitled to have their Common Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Common Shares as determined by the court. The following summarizes the relevant provisions of Section 262 regarding appraisal rights that will be applicable if the merger is consummated. This discussion is qualified in its entirety by reference to Section 262, a copy of which is attached as Annex A hereto and incorporated herein by reference. IF YOU FAIL TO TAKE ANY ACTION REQUIRED BY SECTION 262, YOUR RIGHTS TO AN APPRAISAL IN CONNECTION WITH THE MERGER WILL BE WAIVED OR TERMINATED.

Within 10 days after the effective date of the merger, the Company will send to each holder of common stock notice of the effective date and the availability of appraisal rights. To exercise appraisal rights, the record holder of the shares of common stock must, within 20 days after the date the Company mails the notice of the merger, deliver a written demand for appraisal to the Company. This demand must reasonably inform the Company of the identity of the holder of record and that the stockholder demands appraisal of his Common Shares. Such a demand may be delivered to the Company’s Corporate Secretary, 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237.

Only a record holder of Common Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Common Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Common Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds Common Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to the Common Shares held for all or less than all of those beneficial owners’ interest. In that case, the written demand should set forth the number of Common Shares covered by the demand. If no number of shares is expressly mentioned, the demand will be presumed to cover all of the Common Shares standing in the name of the record holder. The Company stockholders who hold their shares in brokerage accounts or through any nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights with respect to their Common Shares.

Within 120 days after the effective date of the merger, the Company or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Shares. The Company will have no obligation to file such a petition. Stockholders seeking appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Section 262.

Within 120 days after the effective date of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from the Company a statement of the total number of Common Shares with respect to which demands for appraisal have been received and the total number of holders of such Common Shares. The Company will be required to mail these statements within 10 days after it receives a written request.

If a petition for appraisal is timely filed, at the hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the Common Shares owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors, but will exclude any element of value arising from the accomplishment or expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of the Common Shares to the stockholders entitled to appraisal.

The value determined by the court for the Common Shares could be more than, less than or the same as the consideration paid in the merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder’s expense incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all Common Shares entitled to appraisal.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the Common Shares subject to the demand for any purpose. The Common Shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective date. The tax consequences to a Company stockholder who receives cash for his Common Shares pursuant to the exercise of appraisal rights is described in “Certain Material U.S. Federal Income Tax Consequences,” beginning on page II-21 of the Prospectus.

Holders of Common Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the merger. A stockholder will also lose the right to an appraisal by delivering to the Company a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective date of the merger requires the Company’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest. The number of shares of United’s Class A common stock and cash in lieu of a fraction of a United Share, delivered to such stockholder will be based on the same exchange ratio utilized in the Offer and merger, regardless of the market price of shares of United’s Class A common stock at the time of delivery.

If an appraisal proceeding is timely perfected, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

5. Litigation.

On October 8, 2003, an action entitled Prince v. Fries (C.A. No. 20598) was filed in the Court of Chancery of the State of Delaware in New Castle County, in which the plaintiff named as defendants the Company, United and certain directors of the Company and United. The complaint purports to assert claims on behalf of all public shareholders of the Company. The complaint alleges that the Company, United and the defendant directors have breached their fiduciary duties to the public shareholders of the Company. The complaint seeks class certification and other equitable relief, including the enjoining of the Offer, as well as costs and expenses in connection with the action.

Item 9. Exhibits

Exhibit (a)(2)(i)	Press Release, dated October 20, 2003.

Exhibit (a)(5)(i)	Press Release, dated October 13, 2003.(1)

Exhibit (e)(1)	UGC Europe, Inc. Equity Incentive Plan

Exhibit (e)(2)	Selected portions of second amended disclosure statement dated January 7, 2003, filed by UPC and New UPC, Inc.

Exhibit (e)(3)	Second Amended and Restated Certificate of Incorporation of the Company, as currently in effect.(2)

Exhibit (e)(4)	Second Amended and Restated Bylaws of the Company, as currently in effect.(3)

Exhibit (e)(5)	Amended and Restated Agreement and Plan of Restructuring and Merger, dated December 31, 2001, by and among UnitedGlobalCom, Inc. (now known as UGC Holdings, Inc.), New UnitedGlobalCom, Inc. (now known as UnitedGlobalCom, Inc.), United/New United Merger Sub, Inc., Liberty Media Corporation, Liberty Media International, Inc., Liberty Global, Inc. and each Person indicated as a “Founder” on the signature pages thereto.(4)

Exhibit (e)(6)	Amended and Restated United/New United Merger Agreement, dated December 31, 2001, by and among UnitedGlobalCom, Inc. (now known as UGC Holdings, Inc.), New UnitedGlobalCom, Inc. (now known as UnitedGlobalCom, Inc.) and United/New United Merger Sub, Inc.(4)

Exhibit (e)(7)	Share Exchange Agreement, dated August 18, 2003, including form of New Standstill Agreement attached thereto.(4)

Exhibit (e)(8)	Securities Purchase Agreement dated April 8, 2003, by and among United and Liberty International B-L LLC.(13)

Exhibit (e)(9)	Share Purchase and Sale Agreement by and between United CMH Holdings Inc. and UPC, dated as of March 5, 2003.(5)

Exhibit (e)(10)	Stockholders Agreement among UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), Liberty, Liberty Global, Inc., Liberty UCOMA, LLC and each of the Persons identified on the signature pages thereto as a “Founder,” dated January 30, 2002.(6)

Exhibit (e)(11)	Founders Agreement with respect to UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), dated January 30, 2002.(6)

Exhibit (e)(13)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of Mark L. Schneider in favor of United International Properties, Inc. (“UIPI”).(7)

Exhibit (e)(14)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of Mark L. Schneider in favor of UIPI.(7)

Exhibit (e)(15)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of The MLS Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(16)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of The MLS Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(17)	Replacement Guaranty for Purpose Credit dated November 22, 2000 of Mark L. Schneider in favor of UIPI with respect to the MLS Family Partnership LLLP November 22, 2000 Promissory Note (Purpose Credit).(7)

Exhibit (e)(18)	Replacement Guaranty for Purpose Credit dated December 21, 2000 of Mark L. Schneider in favor of UIPI with respect to The MLS Family Partnership LLLP December 21, 2000 Promissory Note (Purpose Credit).(7)

Exhibit (e)(19)	Letter Agreement dated May 16, 2001 among UnitedGlobalCom, Inc. (now known as UGC Holdings, Inc.), UIPI and Mark L. Schneider.(7)

Exhibit (e)(20)	Letter Agreement dated May 16, 2001 among UIPI, UPC and Mark L. Schneider.(7)

Exhibit (e)(21)	Letter Agreement dated May 16, 2001 among UIPI, chello broadband and Mark L. Schneider.(7)

Exhibit (e)(22)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of Michael T. Fries in favor of UIPI.(7)

Exhibit (e)(23)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of The Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(24)	Replacement Promissory Note (Non-Purpose Credit) dated November 22, 2000 of The Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(25)	Replacement Guaranty for Purpose Credit dated November 22, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP November 22, 2000 Promissory Note (Purpose Credit).(7)

Exhibit (e)(26)	Replacement Guaranty for Non-Purpose Credit dated November 22, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP November 22, 2000 Promissory Note (Non-Purpose Credit).(7)

Exhibit (e)(27)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of Michael T. Fries in favor of UIPI.(7)

Exhibit (e)(28)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of The Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(29)	Replacement Promissory Note (Non-Purpose Credit) dated December 21, 2000 of the Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(30)	Replacement Guaranty for Purpose Credit dated December 21, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP December 21, 2000 Promissory Note (Purpose Credit).(7)

Exhibit (e)(31)	Replacement Guaranty for Non-Purpose Credit dated December 21, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP December 21, 2000 Promissory Note (Non-Purpose Credit).(7)

Exhibit (e)(32)	Promissory Note (Purpose Credit) dated April 4, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(33)	Promissory Note (Non-Purpose Credit) dated April 4, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(34)	Guaranty for Purpose Credit dated April 4, 2001 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP April 4, 2001 Promissory Note (Purpose Credit).(7)

Exhibit (e)(35)	Guaranty for Non-Purpose Credit dated April 4, 2001 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP April 4, 2001 Promissory Note (Non-Purpose Credit).(7)

Exhibit (e)(36)	Promissory Note (Purpose Credit) dated June 25, 2001 of Michael T. Fries in favor of UIPI.(7)

Exhibit (e)(37)	Promissory Note (Purpose Credit) dated June 25, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(38)	Promissory Note (Non-Purpose Credit) dated June 25, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(7)

Exhibit (e)(39)	Letter Agreement (Purpose Credit) dated May 16, 2001 among UnitedGlobalCom, Inc. (now known as UGC Holdings, Inc.), UIPI and Michael T. Fries.(7)

Exhibit (e)(40)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UnitedGlobalCom, Inc. (now known as UGC Holdings, Inc.), UIPI and Michael T. Fries.(7)

Exhibit (e)(41)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, UPC and Michael T. Fries.(7)

Exhibit (e)(42)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, chello broadband and Michael T. Fries.(7)

Exhibit (e)(43)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, Austar United and Michael T. Fries.(7)

Exhibit (e)(44)	Letter Agreement (Purpose Credit) dated June 25, 2001 among UnitedGlobalCom, Inc. (now known as UGC Holdings, Inc.), UIPI, New UnitedGlobalCom, Inc. (now known as UnitedGlobalCom, Inc.), Michael T. Fries and The Fries Family Partnership LLLP.(7)

Exhibit (e)(45)	Mutual Release Agreement, dated January 27, 2003, by and among Michael T. Fries, Fries Family Partnership LLLP, United and UGC Properties, Inc.(8)

Exhibit (e)(46)	Mutual Release Agreement, dated January 28, 2003, by and among Mark L. Schneider, MLS Family Partnership LLLP, United and UGC Properties, Inc.(8)

Exhibit (e)(47)	Consulting Agreement dated as of October 1, 2000 between UGC Holdings and Tina M. Wildes.(9)

Exhibit (e)(48)	Loan Agreement between chello broadband and M. L. Schneider dated August 1999.(10)

Exhibit (e)(49)	Letter, dated August 18, 2003 from Liberty to Gene W. Schneider attaching form of employment agreement for execution by Gene W. Schneider and United.

Exhibit (e)(50)	Letter, dated August 18, 2003 from United to Liberty attaching form of Noncompetition and Nonsolicitation Agreement to be executed by Michael T. Fries, Mark L. Schneider, Ellen P. Spangler and Tina M. Wildes.

Exhibit (e)(51)	Promissory Note dated January 30, 2002 of Gene W. Schneider in favor of UGC Holdings.

Exhibit (e)(52)	Promissory Note dated January 30, 2002 of Mark L. Schneider in favor of UGC Holdings.

Exhibit (e)(53)	Promissory Note dated January 30, 2002 of Albert M. Carollo in favor of UGC Holdings.

Exhibit (e)(54)	Promissory Note dated January 30, 2002 of Curtis Rochelle in favor of UGC Holdings.

Exhibit (e)(55)	Securities Purchase and Conversion Agreement, dated October 7, 1997, by and among Philips Media B.V., Philips Media Networks B.V., United International Holdings, Inc., Joint Venture, Inc., United and Philips Communications B.V.(11)

Exhibit (e)(56)	Second amended disclosure statement dated January 7, 2003, filed by UPC and New UPC, Inc., together with Annex A (second amended plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code) and Annex B (Akkoord (as revised)).(12)

Exhibit (e)(57)	Memorandum of Understanding, dated as of February 1, 2002, by and among UPC, United and UGC Holdings.(14)

Exhibit (e)(58)	Waiver to UPC Exchangeable Loan dated as of March 1, 2002, by United to UPC temporarily waiving certain cross-defaults. (15)

Exhibit (e)(59)	Restructuring Agreement, dated September 30, 2002, among UPC, New UPC, Inc., United, UGC Holdings, United Europe, Inc., United UPC Bonds, LLC, and certain holders of notes of UPC.(16)

Exhibit (e)(60)	Waiver and Amendment Letter, dated September 30, 2002, between TD Bank Europe Limited (acting with the approval of the Majority Lenders referenced therein) and UPC Distribution Holding B.V.(16)

Exhibit (e)(61)	Excerpt from Resolutions adopted by the Board of Management of UPC setting forth the terms of Series 1 Convertible Class A Preference Shares of UPC, and related Form of Warrant Agreement.(17)

Exhibit (g)	None.

[1]	Incorporated by reference from the Company’s filing pursuant to Rule 425 of the Securities Act dated October 14, 2003 (File No. 000-25365).
[2]	Incorporated by reference from the Company’s Form 8-K12G3 dated September 3, 2003 (File No. 000-25365).
[3]	Incorporated by reference from the Company’s Form 8-K12G3 dated September 3, 2003 (File No. 000-25365).
[4]	Incorporated by reference from the Schedule 13 D/A filed with respect to United on August 18, 2003 by Albert & Carolyn Company, April Brimmer Kunz, Carrollo Company, Curtis Rochelle, G. Schneider Holdings LLLP, Gene W. Schneider, James R. Carollo Living Trust, Jim Rochelle, John B. Carollo Living Trust, Kathleen Jaure, Marian Rochelle, Mark L. Schneider, Michael T. Fries, Rochelle Investment Limited Partnership, Rochelle Limited Partnership, The Fries Family Partnership LLLP, The Gene W. Schneider Family Trust, The MLS Family Partnership LLLP and Tina M. Wildes.
[5]	Incorporated by reference from the Schedule 13 D/A filed with respect to SBS Broadcasting S.A. by UPC on April 9, 2003.
[6]	Incorporated by reference from United’s Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776).
[7]	Incorporated by reference from UGC Holdings’ Form 10-Q for the quarter ended June 30, 2001 (File No. 000-21974).
[8]	Incorporated by reference from United’s Amendment No. 3 to its Registration Statement on Form S-1 dated February 7, 2003 (File No. 333-82776).
[9]	Incorporated by reference from UGC Holdings’ Form 10-K for the year ended December 31, 2000 (File No. 000-25365).
[10]	Incorporated by reference from 10-K filed by UPC for the year ended December 31, 2000 (File No.000-25365).
[11]	Incorporated by reference from Form 8-K filed by United International Holdings, Inc., dated December 11, 1997 (File No. 0-21974).
[12]	Incorporated by reference from UPC’s Form 8-K dated January 9, 2003 (File No. 000-25365)
[13]	Incorporated by reference from Amendment No. 5 to United’s Registration Statement on Form S-1 dated May 2, 2003 (File No. 333-82776).
[14]	Incorporated by reference from UPC’s Form 8-K dated February 1, 2002 (File No. 000-25365).
[15]	Incorporated by reference from UPC’s Form 8-K dated March 4, 2002 (File No. 000-25365).
[16]	Incorporated by reference from UPC’s Form 8-K dated September 30, 2002 (File No. 000-25365).
[17]	Incorporated by reference from UPC’s Form 8-K dated December 7, 2000 (File No. 000-25365).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UGC EUROPE, INC.

By:	/S/ JACQUES MANARDO
Name: Jacques Manardo Title: Member of the Special Committee of the Board of Directors*

By:	/S/ JOHN RISNER
Name: John Risner Title: Member of the Special Committee of the Board of Directors*

Dated: October 20, 2003

*	Pursuant to authority granted by the Company’s Board of Directors, as evidenced in Annex B hereto.

Annex A

Section 262 of the Delaware General Corporation Law

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex B

Excerpt from the Resolutions of

the Board of Directors of the Company,

adopted as of October 7, 2003

“The Special Committee is hereby authorized and directed to exercise all power and authority of this Board of Directors that may be delegated by law to the Special Committee to the extent necessary for the Special Committee to take, in the name and on behalf of the Company, all reasonable or necessary steps to evaluate and, if advisable, negotiate to the terms of the exchange offer and any other proposal by United or its affiliate that may amend, replace, supplement or modify such offer (each such other proposal and the exchange offer, the “Exchange Offer”) and, in connection with such responsibilities, to communicate with the Company’s stockholders and the officers and representatives of United and its affiliates and such other persons as the Special Committee shall deem reasonable or necessary. The Special Committee may, in the name and on behalf of the Company: engage legal, financial and other advisors (at the expense of the Company) to advise, assist and represent the Special Committee in its discharge of such responsibilities, including the evaluation of and communications regarding the Exchange Offer; cause the Company to, or in the name of and on behalf of the Company, make a recommendation to the Company’s stockholders and, if appropriate, the Board, or advise the Company’s stockholders and, if appropriate, the Board, that it is neutral or unable to take a position, with respect to the Exchange Offer; and in furtherance thereof, cause the Company to, or in the name and on behalf of the Company, take such actions as are required to be taken by it with respect to the Exchange Offer under applicable Delaware corporate law (including disclosure requirements thereunder), Nasdaq rules, the federal securities laws, including Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, and any other applicable regulations in its discharge of such foregoing responsibilities. Each member of the Special Committee is also authorized to execute on behalf of the Special Committee such documents as the Special Committee shall deem necessary or appropriate to carry out such responsibilities.”

B-1